EXHIBIT 12
HAWAIIAN ELECTRIC COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						NINE MONTHS
						ENDED
	YEARS ENDED DECEMBER 31,					SEPTEMBER 30,
	2000	2001	2002	2003	2004	2004	2005
	(DOLLARS IN THOUSANDS)

FIXED CHARGES
Total interest charges	$49,062	$47,056	$44,232	$44,341	$49,588	$37,575	$37,137
Interest component of rentals	696	728	663	820	909	612	928
Pretax preferred stock dividend requirements of subsidiaries	1,438	1,433	1,434	1,430	1,459	1,112	1,098
Preferred securities distributions of trust subsidiaries	7,675	7,675	7,675	7,675	—	—	—

TOTAL FIXED CHARGES	$58,871	$56,892	$54,004	$54,266	$51,956	$39,299	$39,163

EARNINGS
Income before preferred stock dividends of HECO	$88,366	$89,380	$91,285	$79,991	$82,257	$68,743	$55,426
Fixed charges, as shown	58,871	56,892	54,004	54,266	51,956	39,299	39,163
Income taxes (see note below)	55,375	55,416	56,658	49,824	49,479	43,055	33,671
Allowance for borrowed funds used during construction	(2,922)	(2,258)	(1,855)	(1,914)	(2,542)	(2,236)	(1,460)

EARNINGS AVAILABLE FOR FIXED CHARGES	$199,690	$199,430	$200,092	$182,167	$181,150	$148,861	$126,800

RATIO OF EARNINGS TO FIXED CHARGES	3.39	3.51	3.71	3.36	3.49	3.79	3.24

NOTE:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$55,213	$55,434	$56,729	$50,175	$50,059	$43,454	$33,785
Income tax expense (benefit) relating to results from nonregulated activities.	162	(18)	(71)	(351)	(580)	(399)	(114)

	$55,375	$55,416	$56,658	$49,824	$49,479	$43,055	$33,671